Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Horizon Pharma public limited company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of an amended slide in an investor presentation which contains information regarding the proposed acquisition of Depomed, Inc. (“Depomed”) by Horizon Pharma plc (“Horizon Pharma”).

Horizon Pharma first released the investor presentation on September 17, 2015, first released an amended investor presentation on September 25, 2015, and first released the following amended slide on October 13, 2015.

Published
Analyst
Reports
and
Investors
That
We
Have
Spoken
With Are Overwhelmingly Supportive
Source: Wall Street Research.
Note:
Permission to use quoted material was neither sought nor obtained.
(1)
Factset and NASDAQ.
“The debate whether Depomed
overpaid for Nucynta is yet to be
determined, but we believe this is a
growth product and the numbers
work better within Horizon with the
significant tax advantages.”
Marc Goodman
UBS, 7/7/2015
25
As
of
6/30/2015,
Horizon
Shareholders
Owned
66%
(1)
of
Depomed’s
Outstanding
Shares
Non-Confidential
Information
–
Horizon
Pharma
plc
“We continue to view a HZNP-DEPO
combination as attractive, and
believe HZNP has made a strong case
to DEPO shareholders.”
Annabel Samimy
Stifel, 8/3/2015
“Viewing the proposed Depomed
transaction within that broader
context of Horizon's evolution, we
believe this transaction makes
exceedingly good strategic sense, is
nicely value creating and provides
enhanced and durable
diversification.”
Ken Cacciatore
Cowen and Company, 7/21/2015
“Per our earlier note, we believe the
asset is worth more in the hands of
Horizon given the greater S&M
resources Horizon could provide, cost
savings opportunity, ability to
refinance the 10.75% debt and
expected reduction of the tax
burden.”
Randall Stanicky
RBC, 7/21/2015
“The perception that this deal may
not generate an adequate amount of
synergies to be attractive does not
make sense to us.
If we looked
through Horizon's past deal
transaction history, none was built
on cost cutting -
rather all were
based on generating revenue upside
from increased promotion and better
pharmacy pull through. We see the
Depomed deal as being no different.”
Difei
Yang
Brean
Capital, 7/8/2015